Exhibit 10.3

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This Second Amendment to Employment Agreement (this "Amendment"), dated as of December 16, 2009, is entered into by and between Mannatech, Incorporated (the "Company") and B. Keith Clark ("Employee").

RECITALS

This Second Amendment amends that certain Employment Agreement, effective as of October 5, 2007, together with the First Amendment to Employment Agreement, effective as of December 18, 2008, by and between the Company and Employee (the "Amended Employment Agreement").

STATEMENT OF AGREEMENT

NOW, **THEREFORE**, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.   The first sentence of Section 1.2 of the Amended Employment Agreement is hereby amended and restated in its entirety to read as follows:

"The Employee shall serve as Executive Vice President and Chief Legal Officer of the Company, with the authority, duties and responsibilities described herein and those customarily incident to such office. "

2.   This Second Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.   This Second Amendment and the Amended Employment Agreement and the documents referred to herein and therein constitute the entire agreement among the parties and supersede in all respects
         any other agreement or understanding among the parties. No party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth
         herein or therein.

4.   In case any one or more of the provisions contained in this Second Amendment should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions
         contained herein shall not in any way be affected or impaired thereby.

5.   This Second Amendment shall be governed by, and enforced and construed under, the laws of the State of Texas.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first above written.


COMPANY:

MANNATECH, INCORPORATED


By: /s/ Stephen D. Fenstermacher

Stephen D. Fenstermacher, Co-Chief Executive Officer and Chief Financial Officer

EMPLOYEE:

/s/ B. Keith Clark
B. Keith Clark